UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
579489-10-5
(CUSIP Number)
Karole Morgan-Prager, Esq. Vice President and Corporate Secretary The McClatchy Company 2100 Q Street Sacramento, CA 95816 (916) 321-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 579489-10-5
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gary B. Pruitt
2.Check the Appropriate Box if a Member of a Group* (a) (b)
3.SEC Use Only
4.Source of Funds (See Instructions) Not applicable
5.Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.Sole Voting Power 658,934
8.Shared Voting Power 0
9.Sole Dispositive Power 658,934
10.Shared Dispositive Power 0
11.Aggregate Amount Beneficially Owned by Each Reporting Person 658,934
12.Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.Percent of Class Represented by Amount in Row (11) 1.1%
14.Type of Reporting Person (See Instructions)
IN

CUSIP No. 579489-10-5                              Schedule 13D/A                            Page 3 of 5

Gary Pruitt hereby amends his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2003 and as amended, relating to his beneficial ownership of the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), of The McClatchy Company.

Item 1.  Security and Issuer

No amendment.

Item 2.  Identity and Background

No amendment.

Item 3.  Source and Amount of Funds or Other Consideration

No amendment.

Item 4.  Purpose of Transaction

Gary B. Pruitt became one of four co-trustees of five separate trusts established for the benefit of McClatchy family members on May 14, 2003. On January 3, 2004, the beneficiary of one of the five trusts for the benefit of McClatchy family members died and on March 1, 2004, the shares of Class B Common Stock held by the trust were distributed in equal shares to the four remaining trusts. Each of the five trusts contained 2,500,000 shares of Class B Common Stock. As a result of the distribution from the fifth trust to the four remaining trusts, each of the four trusts now contains 3,125,000 shares of Class B Common Stock. Subject to the terms of the Stockholders' Agreement dated as of September 17, 1987, described in Item 6 below, each holder of Class B Common Stock has the right to convert Class B Common Stock into Class A Common Stock on a one-for-one basis.  On September 3, 2008, Gary Pruitt voluntarily resigned as a co-trustee of each of the five trusts and a successor co-trustee was named. Therefore, beneficial ownership of the shares of Common Stock of The McClatchy Company owned by the trusts is no longer attributable to Mr. Pruitt.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number of shares of Common Stock of The McClatchy Company beneficially owned by Gary B. Pruitt is 658,934 which include 658,934 shares of Class A Common Stock (including stock options and restricted stock subject to a right of repurchase).  The percentage of Common Stock beneficially owned by Gary B. Pruitt is approximately 1.2%, based on a total of 57,384,516 shares of Class A Common Stock issued and outstanding as of August 5, 2008, as contained in the most recently available filing with the Securities and Exchange Commission by The McClatchy Company.

(b) The number of shares of Common Stock as to which Gary B. Pruitt has:

(i)	Sole power to vote or direct the vote: 658,934 shares of Class A Common Stock;

(ii)	Shared power to vote or direct the vote: 0 shares of Class A Common Stock;

(iii)	Sole power to dispose or direct the disposition of: 658,934 shares of Class A Common Stock;

(iv)	Shared power to dispose or direct the disposition of: 0 shares of Class A Common Stock.

CUSIP No. 579489-10-5                           Schedule 13D/A                                Page 4 of 5

Of the 658,934 shares noted above, 582,500 shares are subject to stock options which are currently exercisable or exercisable within 60 days and 52,500 shares represent shares of restricted stock which are subject to a right of repurchase in favor of The McClatchy Company.

(e)           As a result of his resignation as co-trustee of four separate trusts established for the benefit of McClatchy family members, on September 3, 2008, Gary B. Pruitt ceased to be a beneficial owner of more than five percent of the Common Stock of The McClatchy Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Amendment.

Item 7.  Material to be Filed as Exhibits

The Stockholders’ Agreement dated as of September 17, 1987, which was filed as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), is incorporated herein by reference.

CUSIP No. 579489-10-5                               Schedule 13D/A                               Page  5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 3, 2008                                               /s/ Gary B. Pruitt
Gary B. Pruitt